STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $44.3 MILLION

FOR THE SECOND QUARTER OF 2023,

AND DECLARES QUARTERLY DIVIDEND OF $0.40 PER SHARE

ATHENS, GREECE, August 3, 2023 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter of 2023. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Second quarter 2023	Second quarter 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Voyage Revenues	$238,686	$417,334	$462,721	$778,217
Net income	$44,319	$200,146	$90,194	$370,510
Adjusted Net income (1)	$48,491	$204,521	$85,568	$380,083
Net cash provided by operating activities	$96,880	$239,931	$180,070	$469,087
EBITDA (2)	$92,514	$251,451	$186,905	$472,134
Adjusted EBITDA (2)	$96,185	$258,299	$180,987	$484,180
Earnings per share basic	$0.43	$1.96	$0.88	$3.63
Earnings per share diluted	$0.43	$1.95	$0.87	$3.62
Adjusted earnings per share basic (1)	$0.47	$2.00	$0.83	$3.72
Adjusted earnings per share diluted (1)	$0.47	$2.00	$0.83	$3.71
Dividend per share for the relevant period	$0.40	$1.65	$0.75	$3.30
Average Number of Vessels	126.4	128.0	127.0	128.0
TCE Revenues (3)	$175,563	$337,516	$331,663	$642,420
Daily Time Charter Equivalent Rate ("TCE") (3)	$15,835	$30,451	$15,020	$28,924
Daily OPEX per vessel (4)	$4,915	$5,012	$4,887	$5,000
Daily OPEX per vessel (excl. non recurring expenses) (4)	$4,772	$4,674	$4,734	$4,710
Daily Net Cash G&A expenses per vessel (5)	$1,051	$1,010	$1,055	$1,037

(1)	Adjusted Net income and Adjusted earnings per share are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)	EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)	Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (which excludes non-recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as, increased costs due to the COVID-19 pandemic or pre-delivery expenses, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.

(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses (net of share-based compensation expense and other non-cash charges) and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk reported Net Income of $44.3 million and a daily TCE of $15,835 for the second quarter of 2023. Given our liquidity position and our dividend policy, the Board of Directors has approved a dividend of $0.40 / share. Through continued dividends and buybacks, the Company has returned over $1 billion to shareholders since 2021.

We continue to opportunistically renew our fleet having agreed to sell five Supramax vessels built in 2012, taking advantage of elevated vessel S&P values. In aggregate, since the beginning of the year, we have sold seven vessels and received insurance proceeds from one vessel for total proceeds net of debt repayments of $153.1 million. This additional cash need not be used for dividends but can be used for general corporate purposes including fleet renewal, debt prepayment and share buybacks.

Global demand for dry bulk commodities continues to be robust and given the improving macro sentiment and favorable supply dynamics, we expect that rates will improve over the second half of the year when trade seasonally strengthens. Star Bulk remains focused on actively managing its fleet to take advantage of market opportunities and continue creating value for its shareholders.”

Recent Developments

Declaration of Dividend

On August 3, 2023, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.40 per share, payable on or about September 7, 2023 to all shareholders of record as of August 22, 2023. The ex-dividend date is expected to be August 21, 2023. Taking into account the share repurchases and the debt prepayments in connection with the changes in our fleet (as previously announced and discussed below) made in 2023, the cash threshold above which we will distribute dividends is set at $408.9 million.

Share Repurchase Program & Shares Outstanding Update

In June 2023, we repurchased 107,349 common shares in open market transactions at a price of $17.65 per share for an aggregate consideration of $1.9 million, pursuant to the $50.0 million share repurchase program announced in May 2023. The repurchased shares were cancelled and removed from our share capital as of the date of this release. As of the date of this release, there is $48.1 million remaining available under the share repurchase program.

As of the date of this release, we have 103,183,510 shares outstanding.

Fleet Update

On May 26, 2023, we agreed to sell the Supramax vessels Star Centaurus, Star Columba, Star Aquila, Star Hercules and Star Cepheus. The first three vessels were delivered to their new owner in July 2023 and it is expected that the remaining two will be delivered in August 2023. In addition, in connection with its agreed sale in March 2023, the vessel Star Polaris was delivered to its new owners on July 7, 2023. Following the delivery to their new owners of the six vessels previously agreed to be sold, the aggregate proceeds net of commissions to be received in Q3 2023 will be $110.7 million. The gain from sale of vessels that will be recognized in Q3 2023 and concerns the 5 Supramax vessels is expected to be approximately $20.0 million in aggregate.

Financing

In May 2023, we signed the SEB $30.0 million Facility as previously announced and an amount of $30.0 million was drawn on May 30, 2023. In July 2023, we signed the Nordea $50.0 million Facility as previously announced and an amount of $50.0 million was drawn on July 12, 2023.

Following the completion of the new refinancings that we performed during 2022 and 2023, and the sale of the 5 Supramax vessels, mentioned above, we will have 9 unlevered vessels.

As of today, following a number of interest rate swaps we have entered into, we have an outstanding total notional amount of $349.3 million under our financing agreements with an average fixed rate of 42 bps and an average maturity of 1.3 years. As of June 30, 2023 the Mark-to-Market value of our outstanding interest rate swaps stood at $20.1 million which are all designated as and qualify for hedge accounting.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our TCE rate per day per main vessel category was as follows:

	Second quarter 2023	Six months ended June 30, 2023

Capesize / Newcastlemax Vessels:	$ 20,532	$ 18,645
Post Panamax / Kamsarmax / Panamax Vessels:	$ 13,365	$ 13,633
Ultramax / Supramax Vessels:	$ 14,273	$ 13,352

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 102,961,179 and 102,473,028 weighted average diluted shares for the second quarter of 2023 and 2022, respectively.

Second Quarter 2023 and 2022 Results

For the second quarter of 2023, we had a net income of $44.3 million, or $0.43 earnings per share, compared to a net income for the second quarter of 2022 of $200.1 million, or $1.95 earnings per share. Adjusted net income, which excludes certain non-cash items, was $48.5 million, or $0.47 earnings per share, for the second quarter of 2023, compared to an adjusted net income of $204.5 million for the second quarter of 2022, or $2.00 earnings per share.

Net cash provided by operating activities for the second quarter of 2023 was $96.9 million, compared to $239.9 million for the second quarter of 2022. Adjusted EBITDA, which excludes certain non-cash items, was $96.2 million for the second quarter of 2023, compared to $258.3 million for the second quarter of 2022.

Voyage revenues for the second quarter of 2023 decreased to $238.7 million from $417.3 million in the second quarter of 2022 and Time charter equivalent revenues (“TCE Revenues”)1 were $175.6 million for the second quarter of 2023, compared to $337.5 million for the second quarter of 2022. TCE rate for the second quarter of 2023 was $15,835 per day compared to $30,451 per day for the second quarter of 2022 which is indicative of the weaker market conditions prevailing during the recent quarter.

For the second quarters of 2023 and 2022, vessel operating expenses were $56.5 million and $58.4 million, respectively. The decrease is mainly due to the decrease in the average number of vessels in our fleet to 126.4 in the second quarter of 2023 from 128.0 for the corresponding quarter of 2022. Vessel operating expenses for the second quarter of 2023 included additional i) crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions, estimated to be $0.7 million and ii) $1.0 million pre-delivery expenses, due to change of management of certain vessels from third party to in-house. For the second quarter of 2022, the additional COVID-19 related costs and pre-delivery expenses were estimated to be $2.8 million and $1.1 million, respectively.

Drydocking expenses for the second quarters of 2023 and 2022 were $10.9 million and $10.4 million, respectively. During the second quarter of 2023, eleven vessels completed their periodic dry docking surveys while during the corresponding period in 2022, seven vessels completed their periodic dry docking surveys.

General and administrative expenses for the second quarters of 2023 and 2022 were $11.0 million and $17.1 million, respectively. The stock based compensation expense for the second quarter of 2023 decreased to $2.9 million compared to $10.2 million for the corresponding quarter in 2022. Vessel management fees for the second quarter of 2023 decreased to $4.2 million from $5.0 million for the second quarter of 2022, due to the change of management of certain vessels, from third party to in-house, as described above. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the second quarters of 2023 and 2022 were $1,051 and $1,010, respectively.

Depreciation expense decreased to $35.0 million for the second quarter of 2023 compared to $39.0 million for the corresponding period in 2022. The decrease is primarily driven by the change in the estimated scrap rate per light weight tonnage from $300 to $400 effective January 1, 2023, which resulted in lower depreciation expense by $4.1 million in the second quarter of 2023 together with the decrease in the average number of vessels in our fleet.

Our results for the second quarter of 2023 include a loss on write-down of inventories of $2.6 million in connection with the valuation of the bunkers remaining on board our vessels, as a result of their lower net realizable value compared to their historical cost.

Interest and finance costs for the second quarters of 2023 and 2022 were $16.0 million and $12.2 million, respectively. The driving factor for this increase is the significant increase in variable interest rates, which was partially offset by the positive effect from our interest rate swaps and the decrease in our weighted average outstanding indebtedness.

Interest income and other income/(loss) for the second quarter of 2023 amounted to $3.4 million, compared to an Interest income and other income/(loss), of $(0.2) million in the second quarter of 2022. The increase of interest income is mainly due to higher interest rates earned from our fixed deposits during the second quarter of 2023 and foreign exchange gains recognized in the same period compared to the foreign exchange losses recognized in the second quarter of 2022.

____________________

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2023	Second quarter 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

Revenues:
Voyage revenues	$ 238,686	$ 417,334	$ 462,721	$ 778,217
Total revenues	238,686	417,334	462,721	778,217

Expenses:
Voyage expenses	(61,143)	(66,381)	(128,635)	(119,785)
Charter-in hire expenses	(3,080)	(8,938)	(9,695)	(12,950)
Vessel operating expenses	(56,518)	(58,381)	(112,303)	(115,847)
Dry docking expenses	(10,854)	(10,442)	(18,861)	(19,169)
Depreciation	(35,006)	(39,008)	(70,075)	(77,469)
Management fees	(4,216)	(4,961)	(8,460)	(9,800)
Loss on bad debt	-	-	(300)	-
General and administrative expenses	(11,010)	(17,147)	(22,675)	(25,912)
Gain/(Loss) on forward freight agreements and bunker swaps, net	2,899	(1,316)	4,207	(3,939)
Impairment loss	-	-	(7,700)	-
Other operational loss	(171)	(160)	(326)	(774)
Other operational gain	443	1,836	33,676	2,103
Gain/(Loss) on sale of vessels	(34)	-	(34)	-
Loss on write-down of inventory	(2,577)	-	(4,743)	-

Operating income	57,419	212,436	116,797	394,675

Interest and finance costs	(16,029)	(12,226)	(31,731)	(24,308)
Interest income and other income/(loss)	3,444	(200)	6,593	61
Gain/(Loss) on interest rate swaps, net	(135)	-	(507)	-
Gain/(Loss) on debt extinguishment, net	(469)	129	(888)	129
Total other expenses, net	(13,189)	(12,297)	(26,533)	(24,118)

Income before taxes and equity in income/(loss) of investee	$ 44,230	$ 200,139	$ 90,264	$ 370,557

Income taxes	-	-	(103)	(37)

Income before equity in income/(loss) of investee	44,230	200,139	90,161	370,520

Equity in income/(loss) of investee	89	7	33	(10)

Net income	$ 44,319	$ 200,146	$ 90,194	$ 370,510

Earnings per share, basic	$ 0.43	$ 1.96	$ 0.88	$ 3.63
Earnings per share, diluted	$ 0.43	$ 1.95	$ 0.87	$ 3.62
Weighted average number of shares outstanding, basic	102,670,975	102,067,113	102,821,671	102,098,942
Weighted average number of shares outstanding, diluted	102,961,179	102,473,028	103,170,724	102,439,945

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	June 30, 2023	December 31, 2022
Cash and cash equivalents and resticted cash, current	$ 299,431	284,323
Other current assets	187,715	217,769
TOTAL CURRENT ASSETS	487,146	502,092

Vessels and other fixed assets, net	2,757,491	2,881,551
Restricted cash, non current	2,021	2,021
Other non-current assets	39,184	47,960
TOTAL ASSETS	$ 3,285,842	$ 3,433,624

Current portion of long-term bank loans and lease financing	$ 218,911	$ 181,947
Other current liabilities	110,556	100,608
TOTAL CURRENT LIABILITIES	329,467	282,555

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $9,540 and $11,694, respectively)	936,456	1,103,233
Other non-current liabilities	26,240	28,494
TOTAL LIABILITIES	$ 1,292,163	$ 1,414,282

SHAREHOLDERS' EQUITY	1,993,679	2,019,342

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,285,842	$ 3,433,624

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2023	Six months ended June 30, 2022

Net cash provided by / (used in) operating activities	$ 180,070	$ 469,087

Acquisition of other fixed assets	(103)	(124)
Capital expenditures for vessel modifications/upgrades	(8,661)	(12,244)
Cash proceeds from vessel sales and total loss	87,448	-
Treasury bills	-	(35,226)
Hull and machinery insurance proceeds	558	1,735
Net cash provided by / (used in) investing activities	79,242	(45,859)

Proceeds from vessels' new debt	77,000	100,000
Scheduled vessels' debt repayment	(90,418)	(107,283)
Debt prepayment	(118,549)	(160,068)
Financing and debt extinguishment fees paid	(930)	(3,044)
Offering expenses	(55)	(207)
Proceeds from issuance of common stock	-	19,792
Repurchase of common shares	(13,056)	(20,068)
Dividend paid	(98,196)	(375,251)
Net cash provided by / (used in) financing activities	(244,204)	(546,129)

Summary of Selected Data

	Second quarter 2023	Second quarter 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Average number of vessels (1)	126.4	128.0	127.0	128.0
Number of vessels (2)	126	128	126	128
Average age of operational fleet (in years) (3)	11.4	10.4	11.4	10.4
Ownership days (4)	11,499	11,648	22,982	23,169
Available days (5)	11,087	11,084	22,082	22,211
Charter-in days (6)	182	307	429	506
Daily Time Charter Equivalent Rate (7)	$15,835	$30,451	$15,020	$28,924
Daily OPEX per vessel (8)	$4,915	$5,012	$4,887	$5,000
Daily OPEX per vessel (excl. non recurring expenses) (8)	$4,772	$4,674	$4,734	$4,710
Daily Net Cash G&A expenses per vessel (9)	$1,051	$1,010	$1,055	$1,037

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2) As of the last day of the periods reported.

(3) Average age of our operational fleet is calculated as of the end of each period.

(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.

(6) Charter-in days are the total days that we charter-in vessels, not owned by us.

(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.

(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses or other additional expenses due to conditions outside of the Company’s control (such as pre-delivery expenses for each vessel at acquisition or at change of management or increased costs due to the COVID-19 pandemic, if any ) by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (excluding non-recurring expenses) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of non-recurring items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded. Vessel operating expenses for the six month period ended June 30, 2023 and 2022 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to be $2.1 million and $5.6 million, respectively, while vessel operating expenses for the six month period ended June 30, 2023 and 2022 included pre-delivery expenses due to change of management of $1.4 million and $1.1 million, respectively.

(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share based compensation expense, impairment loss, loss from bad debt, change in fair value of forward freight agreements and bunker swaps, the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Second quarter 2023	Second quarter 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Net cash provided by/(used in) operating activities	$ 96,880	$ 239,931	$ 180,070	$ 469,087
Net decrease / (increase) in current assets	(5,500)	19,161	(9,911)	25,280
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	(7,202)	(11,708)	(13,206)	(31,509)
Impairment loss	-	-	(7,700)	-
Gain/(Loss) on debt extinguishment, net	(469)	129	(888)	129
Share – based compensation	(2,914)	(10,247)	(6,360)	(11,480)
Amortization of debt (loans & leases) issuance costs	(947)	(1,302)	(1,990)	(2,641)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	1,799	3,183	(3,065)	(877)
Total other expenses, net	13,189	12,297	26,533	24,118
Gain from insurance proceeds relating to vessel total loss	-	-	28,163	-
Loss on bad debt	-	-	(300)	-
Income tax	-	-	103	37
Gain/(Loss) on sale of vessels	(34)	-	(34)	-
Gain from Hull & Machinery claim	200	-	200	-
Loss on write-down of inventory	(2,577)	-	(4,743)	-
Equity in income/(loss) of investee	89	7	33	(10)
EBITDA	$ 92,514	$ 251,451	$ 186,905	$ 472,134

Equity in (income)/loss of investee	(89)	(7)	(33)	10
Unrealized (gain)/loss on forward freight agreements and bunker swaps	(1,799)	(3,183)	3,065	877
(Gain)/Loss on sale of vessels	34	-	34	-
Loss on write-down of inventory	2,577	-	4,743	-
Gain from insurance proceeds relating to vessel total loss	-	-	(28,163)	-
Share-based compensation	2,914	10,247	6,360	11,480
Loss on bad debt	-	-	300	-
Impairment loss	-	-	7,700	-
Other non-cash charges	34	(209)	76	(321)
Adjusted EBITDA	$ 96,185	$ 258,299	$ 180,987	$ 484,180

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from period to period, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies.

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2023	Second quarter 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income	$44,319	$200,146	$90,194	$370,510
Loss on bad debt	-	-	300	-
Share – based compensation	2,914	10,247	6,360	11,480
Other non-cash charges	34	(209)	76	(321)
Unrealized (gain) / loss on forward freight agreements and bunker swaps, net	(1,799)	(3,183)	3,065	877
Unrealized (gain) / loss on interest rate swaps, net	135	-	507	-
(Gain) / loss on sale of vessels	34	-	34	-
Impairment loss	-	-	7,700	-
Gain from insurance proceeds relating to vessel total loss	-	-	(28,163)	-
Loss on write-down of inventory	2,577	-	4,743	-
(Gain)/Loss on debt extinguishment, net (non-cash)	366	(2,473)	785	(2,473)
Equity in (income)/loss of investee	(89)	(7)	(33)	10
Adjusted Net income	$48,491	$ 204,521	$85,568	$380,083
Weighted average number of shares outstanding, basic	102,670,975	102,067,113	102,821,671	102,098,942
Weighted average number of shares outstanding, diluted	102,961,179	102,473,028	103,170,724	102,439,945
Adjusted Basic Earnings Per Share	$0.47	$2.00	$0.83	$3.72
Adjusted Diluted Earnings Per Share	$0.47	$2.00	$0.83	$3.71

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Second quarter 2023	Second quarter 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Voyage revenues	$ 238,686	$ 417,334	$ 462,721	$ 778,217
Less:
Voyage expenses	(61,143)	(66,381)	(128,635)	(119,785)
Charter-in hire expenses	(3,080)	(8,938)	(9,695)	(12,950)
Realized gain/(loss) on FFAs/bunker swaps, net	1,100	(4,499)	7,272	(3,062)
Time Charter equivalent revenues	$ 175,563	$ 337,516	$ 331,663	$ 642,420

Available days	11,087	11,084	22,082	22,211
Daily Time Charter Equivalent Rate ("TCE")	$ 15,835	$ 30,451	$ 15,020	$ 28,924

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Second quarter 2023	Second quarter 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
General and administrative expenses	$11,010	$17,147	$22,675	$25,912
Plus:
Management fees	4,216	4,961	8,460	9,800
Less:
Share – based compensation	(2,914)	(10,247)	(6,360)	(11,480)
Other non-cash charges	(34)	209	(76)	321
Net Cash G&A expenses	$12,278	$12,070	$24,699	$24,553

Ownership days	11,499	11,648	22,982	23,169
Charter-in days	182	307	429	506
Daily Net Cash G&A expenses per vessel	$1,051	$1,010	$1,055	$1,037

Conference Call details:

Our management team will host a conference call to discuss our financial results on Friday, August 4, 2023 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13740275. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of August 3, 2023 and as adjusted for the delivery of agreed to be sold vessels to their new owner as discussed above, Star Bulk operates a fleet of 120 vessels, with an aggregate capacity of 13.3 million dwt, consisting of 17 Newcastlemax, 20 Capesize, 2 Mini Capesize, 7 Post Panamax, 40 Kamsarmax, 2 Panamax, 20 Ultramax and 12 Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”“would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing novel coronavirus (“COVID-19”) pandemic (and variants that may emerge); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars” and the ongoing conflict between Russia and Ukraine; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned and upon the expected terms and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com